Goldman Sachs (Asia) L.L.C.
68th Floor, Cheung Kong Center
2 Queen’s Road Central

Hong Kong

Morgan Stanley Asia Limited

Level 46, International Commerce Centre

1 Austin Road West, Kowloon

Hong Kong

Merrill Lynch (Asia Pacific) Limited

55/F, Cheung Kong Center

2 Queen’s Road Central, Central

Hong Kong

China International Capital Corporation Hong Kong Securities Limited

29/F, One International Finance Centre

1 Harbour View Street, Central

Hong Kong

As representatives of the prospective underwriters

VIA EDGAR

May 7, 2024

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Charles Eastman
Mr. Hugh West
Mr. Bradley Ecker
Mr. Geoffrey Kruczek

Re:	ZEEKR Intelligent Technology Holding Limited (the “Company”)
Registration Statement on Form F-1, as amended (Registration No. 333-275427)
Registration Statement on Form 8-A (Registration No. 001-42042)

Dear Ladies and Gentlemen:

We hereby join the Company’s request for acceleration of the above-referenced Registration Statements, requesting effectiveness at 4:00 p.m., Eastern Time on May 9, 2024, or as soon thereafter as is practicable.

2

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that between May 3, 2024 and the date hereof, copies of the Company’s Preliminary Prospectus dated May 3, 2024 were distributed as follows: 174 copies to prospective underwriters, institutional investors, dealers and others.

We have been advised by the prospective underwriters that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

Goldman Sachs (Asia) L.L.C.
Morgan Stanley Asia Limited
Merrill Lynch (Asia Pacific) Limited
China International Capital Corporation Hong Kong Securities Limited

As representatives of the prospective underwriters

GOLDMAN SACHS (ASIA) L.L.C.

By:	/s/ Darius Naraghi
Name:	Darius Naraghi
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

Morgan Stanley ASIA LIMITED

By:	/s/ Zhao Wang
Name:	Zhao Wang
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

MERRILL LYNCH (ASIA PACIFIC) LIMITED

By:	/s/ David Cheng
Name:	David Cheng
Title:	Managing Director

[Signature Page to Acceleration Request Letter]

CHINA INTERNATIONAL CAPITAL CORPORATION HONG KONG SECURITIES LIMITED

By:	/s/ Liu Jiangyue
Name:	Liu Jiangyue
Title:	Executive Director

[Signature Page to Acceleration Request Letter]